FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                01 October 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 01 October 2004.


Technical interest

mmO2 plc has been informed that, on 24 September 2004, Hill Samuel Offshore Trust Company Limited as Trustee of the mmO2 Share Ownership Trust acquired 1,457,670 ordinary shares in mmO2 plc at a price of 95.39 pence per share.

These shares were purchased by the Trustee for the purposes of satisfying awards granted on 23 November 2001 to participants in the mmO2 Restricted Share Plan.

Following this transaction, the Trustee holds 3,502,474 ordinary shares in mmO2 plc and 62,340 ADRs in mmO2 plc. Four of the Executive Directors of mmO2 plc (Peter Erskine, David Finch, Rudolf Groeger and David McGlade) are for Companies Act purposes treated as interested in all these mmO2 shares but it is not anticipated that they will receive from the Trust a greater number of mmO2 shares than that to which their awards under the Plan relate.

                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 01 October 2004                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary